Exhibit 4.25

DESCRIPTION OF MARKER THERAPEUTICS, INC. COMMON STOCK

The following descriptions of the common stock of Marker Therapeutics, Inc., or the Company, Delaware law and certain provisions of the Company’s certificate of incorporation and bylaws are summaries. These summaries are qualified in the entirety by reference to the provisions of the Delaware General Corporation Law, or the DGCL, and the complete text of the Company’s certificate of incorporation and bylaws, which are incorporated by reference as Exhibits 3.1 and 3.2, respectively, of the Company’s Annual Report on Form 10-K to which this description is also an exhibit.

Authorized Capital Stock

The certificate of incorporation authorizes the Company to issue up to 150,000,000 shares of common stock, $0.001 par value per share, and 5,000,000 shares of preferred stock, $0.001 par value per share. The Company’s board of directors may establish the rights and preferences of the preferred stock from time to time.

Common Stock

Voting Rights

Holders of the Company’s common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights. As a result, the holders of a plurality of the shares of common stock entitled to vote in any election of directors can elect all of the directors standing for election, if they should so choose. All other matters to be voted on by the Company’s stockholders must be approved by a majority of the votes cast on the matter unless otherwise provided by law, the certificate of incorporation or the bylaws of the Company.

Dividends

Holders of common stock are entitled to receive ratably any dividends as may be declared by the Company’s board of directors, subject to any preferential dividend rights of any series of preferred stock that the board of directors may designate and issue in the future.

Liquidation

In the event of the liquidation, dissolution or winding up of the Company, the holders of common stock are entitled to receive ratably the net assets available for distribution to stockholders after the payment of all debts and other liabilities and subject to the prior rights of any outstanding preferred stock.

Rights and Preferences

Holders of common stock have no preemptive, subscription, redemption or conversion rights. There are no redemption or sinking fund provisions applicable to the common stock. The rights, preferences and privileges of holders of common stock are subject to and may be adversely affected by the rights of the holders of shares of any series of preferred stock that the board of directors may designate and issue in the future.

Anti-Takeover Provisions

Section 203 of the Delaware DGCL

The Company is subject to Section 203 of the DGCL, or Section 203, which prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years after the date that such stockholder became an interested stockholder, with the following exceptions:

•	before such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•	upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction began, excluding for purposes of determining the voting stock outstanding, but not the outstanding voting stock owned by the interested stockholder, those shares owned (i) by persons who are directors and also officers and (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•	on or after such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of the stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

In general, Section 203 defines a "business combination" to include the following:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

•	subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

•	any transaction involving the corporation that has the effect of increasing the proportionate share of the stock or any class or series of the corporation beneficially owned by the interested stockholder; or

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits by or through the corporation.

In general, Section 203 defines an "interested stockholder" as an entity or person who, together with the person's affiliates and associates, beneficially owns, or within three years prior to the time of determination of interested stockholder status did own, 15% or more of the outstanding voting stock of the corporation.

Certificate of Incorporation and Bylaws

Because the Company’s stockholders do not have cumulative voting rights, stockholders holding a plurality of the shares of the Company’s common stock outstanding will be able to elect all of the Company’s directors. The bylaws also provide that directors may be removed by the stockholders upon the vote of a majority of the shares entitled to vote an election of directors, and if a director was elected by a voting group of stockholders, only stockholders from that voting group may vote to remove such director, and such vacancy may be filled only by the stockholders of that voting group. Furthermore, the authorized number of directors may be changed only by resolution of the board of directors, and vacancies and newly created directorships on the board of directors may, except as otherwise required by law or determined by the board, only be filled by a majority vote of the directors then serving on the board, even though less than a quorum.

The bylaws provide that only a majority of the authorized directors on the Company’s board of directors, the chairman of the board or the chief executive officer to call a special meeting of stockholders. The bylaws also provide that stockholders seeking to present proposals before a meeting of stockholders to nominate candidates for election as directors at a meeting of stockholders must provide timely advance notice in writing, and specify requirements as to the form and content of a stockholder's notice.

The combination of these provisions may make it more difficult for the Company’s existing stockholders to replace the board of directors as well as for another party to obtain control of the Company by replacing the board of directors. Since the board of directors has the power to retain and discharge the Company’s officers, these provisions could also make it more difficult for existing stockholders or another party to effect a change in management. In addition, the authorization of undesignated preferred stock makes it possible for the board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of the Company.

These provisions are intended to enhance the likelihood of continued stability in the composition of the Company’s board of directors and its policies and to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to reduce the Company’s vulnerability to hostile takeovers and to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for the Company’s shares and may have the effect of delaying changes in control or management of the Company. As a consequence, these provisions may also inhibit fluctuations in the market price of the Company’s stock that could result from actual or rumored takeover attempts. The Company believes that the benefits of these provisions, including increased protection of the potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure the Company, outweigh the disadvantages of discouraging takeover proposals, because negotiation of takeover proposals could result in an improvement of their terms.

Transfer Agent and Registrar

The transfer agent and registrar for the Company’s common stock is American Stock Transfer & Trust Company, LLC. The transfer agent’s address is 6201 15th Avenue, Brooklyn, New York 11219.

Listing on Nasdaq

The common stock is listed on the Nasdaq Capital Market under the symbol “MRKR.”